UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NABRIVA THERAPEUTICS PLC

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

 62957M104

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital GP V LLC

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62957M104

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,644,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,644,600
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,600
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 5.9%*
14		Type of Reporting Person (See Instructions) IA

*This percentage is calculated based upon 78,350,487 of the Issuer’s Ordinary Shares (as defined below) outstanding, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 62957M104

1		Names of Reporting Persons. OrbiMed Capital GP V LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,644,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,644,600
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,644,600
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 5.9%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 78,350,487 of the Issuer’s Ordinary Shares (as defined below) outstanding, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed by OrbiMed Advisors LLC and OrbiMed Capital GP V LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2016 with Samuel D. Isaly as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on January 26, 2018 and Amendment No. 2 thereto filed with the SEC on August 2, 2018. This Statement relates to the Ordinary Shares, par value $0.01 per share (the “Ordinary Shares”), of Nabriva Therapeutics plc, a public limited company organized under the laws of Ireland (formerly known as Nabriva Therapeutics AG) (the “Issuer”).  The Ordinary Shares are listed on the NASDAQ Global Market under the ticker symbol “NBRV.”  The Issuer’s principal offices located at 25-28 North Wall Quay IFSC, Dublin 1, Ireland. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On November 12, 2019, the Issuer filed its Form 10-Q for the quarterly period ended September 30, 2019, which indicated that the Issuer had increased its total number of outstanding Shares to 78,350,487 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding Shares that the Reporting Persons (as defined below) may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Shares outstanding since the filing of the Amendment No. 2.

Item 2.	Identity and Background

(a)              This Statement is being filed by OrbiMed Advisors LLC (“Advisors”) and OrbiMed Capital GP V LLC (“GP V”) (collectively, the “Reporting Persons”).

(b) – (c), (f)     Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below..  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP V are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)               name;

(ii)              business address;

(iii)             present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)             citizenship.

(d) – (e)     During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The Shares initially had been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OrbiMed Private Investments V, LP (“OPI V”).

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares or otherwise, they may acquire Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)        As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Ordinary Shares described in Item 6 below.  Based upon information contained in the Issuer’s Form 10-Q, filed with the SEC on November 12, 2019, such Ordinary Shares constitute approximately 5.9% of the issued and outstanding Ordinary Shares.  Advisors, pursuant to its authority as the managing member of GP V, the general partner of OPI V, may be deemed to indirectly beneficially own the Ordinary Shares held by OPI V.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the Ordinary Shares held by OPI V.  As a result, Advisors and GP V share the power to direct the vote and to direct the disposition of the Ordinary Shares held by OPI V. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Ordinary Shares held by OPI V.

(c)              The Reporting Persons have not effected any transactions in the Ordinary Shares during the past sixty (60) days.

(d)              Not applicable.

(e)              Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Pursuant to this agreement and relationship, GP V has discretionary investment management authority with respect to the assets of OPI V. Such authority includes the power to vote and otherwise dispose of securities held by OPI V. The number of shares attributable to OPI V is 4,644,600. GP V, pursuant to its authority under the limited partnership agreement of OPI V, may be considered to indirectly hold 4,644,600 Ordinary Shares.

Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V to vote and otherwise dispose of securities held by OPI V.  The number of outstanding Ordinary Shares attributable to OPI V is 4,644,600 Ordinary Shares.  Advisors, pursuant to its authority under the terms of the limited liability agreement of GP V, may be considered to hold indirectly 4,644,600 Ordinary Shares.

Registration Rights Agreement

In connection with the Issuer’s September 23, 2015 offering, the Issuer entered into a registration rights agreement, dated September 4, 2015 (the “Registration Rights Agreement”) with certain of its existing shareholders, including OPI V, pursuant to which the Issuer granted to such shareholders customary registration rights for the resale of the Ordinary Shares (formerly common shares) held by them, including the right to have the Issuer file registration statements covering their Ordinary Shares or request that such shares be covered by a registration statement that the Issuer is otherwise filing, which will come into effect 181 days after September 17, 2015 (the date of the Issuer’s prospectus filed with the SEC on September 21, 2015). Under the Registration Rights Agreement, such shareholders will be entitled to demand registration rights, piggyback registration rights and short form registration rights in the United States. The Issuer has also agreed to use its best efforts to effect such registration as soon as reasonably possible following receipt of such demand.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.
2.	Registration Rights Agreement by and among the Issuer and the parties listed therein, dated as of September 4, 2015 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-205073), filed with the SEC on September 8, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2019

OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
C. Scotland Stevens	Member	Member OrbiMed Advisors LLC
Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

 Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

 EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP V LLC.
2.	Registration Rights Agreement by and among the Issuer and the parties listed therein, dated as of September 4, 2015 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-205073), filed with the SEC on September 8, 2015)